January 30, 2009

Geoffrey P. Talbot
Chief Executive Officer
Statmon Technologies Corp.
3000 Lakeside Drive
Suite 300 South
Bannockburn, IL 60015

>   **Re: Statmon Technologies Corp**
>   **Form 10-KSB for the Fiscal Year Ended March 31, 2008**
>   **Ended April 30, 2008 - Filed July 14, 2008**
>   **Forms 10-Q for the Quarters Ended June 30, 2008 and**
>   **September 30, 2008**
>   **Filed August 14, 2008 and November 14, 2008, respectively**
>   **File No. 000-09751**

Dear Mr. Talbot:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2008

Item 8A(T). Evaluation of Disclosure Controls and Procedures, page 33

1.   We note your disclosures in the Company's March 31, 2008 Form 10-KSB, June 30, 2008 Form 10-Q and September 30, 2008 Form 10-Q where you indicate that your

CEO and CFO concluded that your "disclosure controls and procedures were effective as of the date of the end of the period covered by this report to provide reasonable assurance that material information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." Please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

2. We also note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of control system are met." Please confirm if true that your disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives and that your principle executive officer and principle financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

3. We note your statement that there is a lack of segregation of duties due to the small number of employees and this constitutes a significant deficiency in financial reporting. You also state that "considering the employees involved and the controls procedures in place," the risks associated with such lack of segregation of duties are insignificant. Please explain further how you determined that the lack of segregation of duties does not rise to the level of material weakness. Also, please disclose in greater detail how your officers were able to conclude that the disclosure controls and procedures were effective in light of the identified matters. In this regard, explain further what employees are involved in your general and administrative and financial matters and what control procedures are in place to overcome this deficiency. In addition, tell us how you considered this issue when evaluating and concluding on the effectiveness of the Company's internal controls over financial reporting.

4. It does not appear that your management has performed its assessment of internal control over financial reporting as of March 31, 2008 as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-B. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your

management's assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;
- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and
- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform management's assessment adversely affects the Company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

5.   In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Exhibit 31.1 and 31.2

6.   We note that you filed your Principal Executive Officer and Principal Financial Officer's certifications under Item 601(b)(31) of Regulation S-B. Please revise the certifications included in the Company's March 31, 2008 Form 10-KSB, June 30, 2008 Form 10-Q and September 30, 2008 Form 10-Q to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief